

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 25, 2009

Mr. Kirk Thompson
President and Chief Executive Officer
J.B. Hunt Transport Services, Inc.
615 J.B. Hunt Corporate Drive
Lowell, AR 72745-0130

Re: **J.B. Hunt Transport Services, Inc.**
Form 10-K for the fiscal year ended December 31, 2008
Filed February 27, 2009
Definitive Proxy Statement on Schedule 14A
Filed March 20, 2009
File No. 000-11757

Dear Mr. Thompson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Daniel H. Morris
Attorney-Advisor